                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           PREMIER BANCSHARES, INC.
                           ------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                           ------------------------
                         (Title of Class of Securities)


                                   739909109
                                 --------------
                                 (CUSIP Number)




     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7.)

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

-----------------------                                  ---------------------
 CUSIP No. 739909109            13G                        Page 2 of 4 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      J. Mack Robinson              SSN# ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
         N/A                                                    (b) [ ]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                              99,320
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                185,700(1)
                   -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
       EACH
    REPORTING                 99,320
      PERSON
                   -----------------------------------------------------------
       WITH          8    SHARED DISPOSITIVE POWER

                            185,700(1)
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         285,020
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      XX Shares reported above do not include 36,234 owned by Mr. Robinson's wife. 151,036 shares owned by Mr. Robinson's wife for the benefit of their children; 947 shares owned by Mr. Robinson's daughter.
         Mr. Robinson disclaims beneficial ownership of these shares.
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.85%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.(a)     Name of Issuer
               --------------

               PREMIER BANCSHARES, INC.

      (b)      Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               950 E. PACES FERRY RD., 2180 ATLANTA PLAZA
               ATLANTA, GA  30326


ITEM 2.(a)     Name of Person Filing
               ---------------------

               J. MACK ROBINSON


      (b)      Address of Principal Business Office or, if none, Residence
               -----------------------------------------------------------

               4370 PEACHTREE RD., ATLANTA, GA  30319


      (c)      Citizenship
               -----------

               UNITED STATES OF AMERICA


      (d)      Title of Class of Securities
               ----------------------------

               Common Stock


      (e)      CUSIP No.
               ---------

               739909109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A: N/A

      (a)  [ ] Broker or Dealer registered under Section 15 of the Act

      (b)  [ ] Bank as defined in section 3(a)(6) of the Act

      (c)  [ ] Insurance Company as defined in section 3(a)(19) of the act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
               Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

      (g) [ ] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

      (h)  [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)



ITEM 4.  OWNERSHIP
         ---------

If the percent of the class owned, as of December 31 of the year covered by statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is right to acquire.


               (a)  Amount Beneficially Owned

               (b)  Percent of Class



                               Page 3 of 4 pages

               (c)  Number of Shares as to which such person has:

                 (i)  sole power to vote or to direct the vote
                (ii)  shared power to vote or to direct the vote
               (iii)  sole power to dispose or to direct the
                      disposition of
                (iv) shared power to dispose of or direct the disposition of

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction:  Dissolution of a group requires a response to this item.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON  N/A

          If any other persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY N/A

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP  N/A

          If a group has field this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach and exhibit stating the identity of each member of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP  N/A

          Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will filed, if required, by members of the group, in their individual capacity. See
          Item 5.



ITEM 10.  CERTIFICATION

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
                                                              2/10/98
                                                     ---------------------------
Of the indicated shares, 159,290 are held by                   Date
Delta Life Insurance Co. and 26, 410 are held
by Delta Fire and Casualty Insurance Co., both       /s/ J. Mack Robinson
of which Mr. Robinson is the sole shareholder        ---------------------------
and, as such, shares voting and investment                   Signature
power with respect to such shares.

                                                     /s/ J. Mack Robinson
                                                     ---------------------------
                                                            Name/Title




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